xstrata

05010679

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING RECEIVED AUG 2 3 2005 WASH. D.C. 183 SECTION

SUPPL

Wednesday, August 17, 2005

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of April, May and June 2005. The printed Interim Report 2005 will be sent in a separate envelope.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
AUG 2 5 2005
THOMSON FINANCIAL

dw 8/24

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

ANNUAL REPORT AND ACCOUNTS 2004

NOTICE OF ANNUAL GENERAL MEETING

Zug, Thursday 7 April 2005

A copy of each of the documents listed below has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS
Tel No.: +44 20 7066 1000

Xstrata plc (the "Company") Annual Report and Accounts 2004

Notice of Annual General Meeting of the Company

Proxy Form

Copies of the above documents will also be available on the Company's website: www.xstrata.com

ends

Xstrata contacts

Richard Elliston		Claire Bithell	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cbithell@xstrata.com

xstrata
coal

NEWS RELEASE

**XSTRATA COAL LAUNCHES ITS 2005
CORPORATE SOCIAL INVOLVEMENT PROGRAMME**

Wednesday 20 April 2005, Sydney

Xstrata Coal today launched its 2005 Corporate Social Involvement Programme contributing AUD1.3 million towards social initiatives in both New South Wales and Queensland, particularly in the company's local communities.

The official launch was held in Sydney and attended by representatives of the Programme's partners, as well as members of the business community, government and employees.

The Xstrata Coal Corporate Social Involvement Programme is structured around six key areas, namely: arts and culture; education, enterprise and job creation; environment; health; and social and community. These key areas reflect Xstrata's Corporate Social Involvement policy which sets out a commitment to support initiatives that benefit the communities that host our operations, employees and their families.

Xstrata Coal has identified ten partners to work with across these six key areas:

Arts & Culture	QLD Art Gallery
Education / Enterprise & Job Creation	University of NSW University of QLD NSW Premier's Teacher Scholarships
Environment	Conservation Volunteers Australia
Health & Safety	Capricorn Helicopter Rescue Service (QLD) Central QLD Helicopter Rescue Service Royal Flying Doctor Service Humpty Dumpty Foundation
Social & Community	NSW Singleton Shire Youth Centre

Peter Coates, Chief Executive Xstrata Coal, said, "I am delighted to launch this exciting initiative on behalf of Xstrata Coal. In developing this Programme, we have focused on identifying areas of need in the communities where our people live and work thereby reflecting our inherent belief that our operations should deliver benefits to our communities, both in the short and long-term."

"We are committed to ensuring a sustainable future for our people and communities and have selected partners who can help us fulfill this commitment. We have received an overwhelmingly positive response from these partners and we look forward to working with them to the benefit of our communities."

xstrata
coal

This Programme forms part of the Xstrata Group's broad commitment to Corporate Social Involvement. Xstrata plc sets aside one percent of its pre-tax profit to fund social involvement, primarily to support communities associated with its operations across the world. In 2004 Xstrata spent USD10.5 million (AUD13.8 million) on Corporate Social Involvement.

Today's AUD1.3 million programme complements Xstrata Coal's existing Corporate Social Involvement initiatives which in 2004 totalled AUD 2.2 million in Australia (AUD1.0 million) and South Africa (AUD1.2 million). In addition, a further AUD1.5 million has been committed to Australia by other Xstrata Group structures in 2005.

Ends

For further information:

Justine Winn
Corporate Affairs Manager
Xstrata Coal
T: + 612 9253 6748
M: + 61 416 196403

INFORMATION ABOUT OUR PARTNERS & THE PROGRAMME

Queensland Art Gallery – Partnering in Arts & Culture
One of Australia's premier galleries recognised for its core philosophy of connecting art and people. The Gallery is committed to profiling the work of Indigenous artists and strengthening relationships with Indigenous communities.

AUD130,000 has been allocated to establish the Xstrata Coal Emerging Indigenous Art Award and Art Collection at the Queensland Art Gallery. This is the first of a three-year commitment totalling AUD390,000.

This inaugural national award (by invitation) for emerging indigenous artists has been established to encourage support for emerging Aboriginal and Torres Strait Island artists, with the dual purpose of assisting the Queensland Art Gallery develop its Indigenous art collection. Funding is as follows:

- Major National Annual Acquisitive Art Award of AUD30,000 for an emerging Aboriginal and Torres Strait Island artist selected from the Award exhibition, titled Xstrata Coal Emerging Indigenous Art Award.
- AUD50,000 grant to the Queensland Art Gallery for the acquisition of works of art by emerging Aboriginal and Torres Strait Island artists.
- Remaining funds directed towards Award establishment (AUD 20,000) and artist support (AUD 30,000).

Mr Doug Hall, Director Queensland Art Gallery, said, "The Gallery has a proud record of achievement in collecting and displaying contemporary Indigenous art, and working with Indigenous communities and artists. This new partnership will enable the Gallery to build on its commitment to providing opportunities for Indigenous artists and arts workers, and will also offer considerable collection development opportunities."

xstrata
coal

University of New South Wales, School of Mining Engineering – Partnering in Education/ Enterprise & Job Creation
UNSW is one of the leading teaching and research universities in Australia and Mining Engineering is one of its three foundation disciplines. Over 30% of Australia's mining engineers in the past three decades have been produced by UNSW

The School of Mining Engineering at UNSW received AUD130,000 for its UNSW Co-op Programme; a scholarship program set up by mining industry and UNSW to provide industry training for selected undergraduate students in the disciplines of Commerce, Science and Engineering.

Xstrata Coal has been a strong supporter of the UNSW Co-op Program in Mining Engineering since 2002, sponsoring seven scholarships in the past four years. Funds provided by Xstrata Coal will support two new UNSW Co-op Program scholarships, two rural scholarships, provide funds for student trips to mining operations, and support for developing School recruitment resources and new initiatives.

Professor Bruce Hebblewhite, Head of Mining Engineering School & Research Director, said, "The School of Mining Engineering at UNSW greatly appreciates the generous contribution by Xstrata Coal in 2005. These funds will provide valuable student scholarships; in addition to assisting with marketing of our Mining Program and recruitment initiatives amongst high school students."

University of Queensland – Partnering in Education / Enterprise & Job Creation
The University of Queensland (UQ) is one of Australia's premier learning and research institutions and is the largest and oldest university in Queensland.

The Division of Mining and Minerals Process Engineering of the University of Queensland received AUD130,000 to fund six Mining Engineering Scholarships and four Mechanical/Electrical scholarships, the latter at either the University of Queensland or other Queensland universities.

Dr Dominic Howarth, said, "The contribution by Xstrata Coal to the Mining and Minerals Processing programs is gratefully acknowledged. The funds will be used for undergraduate teaching activities and the support of disadvantaged students through a scholarship scheme."

NSW Premier's Teacher Scholarships – Partnering in Education
A programme established by the Hon. Bob Carr, Premier of NSW, to assist teachers undertake research in their chosen field for the ultimate benefit of the youth of NSW.

NSW Premier's Teacher Scholarships received $60,000 for the Xstrata Coal Rural and Remote Education Scholarships. This is the second of a three-year commitment, which will see Xstrata Coal commit a total of AUD180,000 to this initiative.

Four annual scholarships, at a value of AUD15,000 each, have been established to champion education in the NSW communities in which Xstrata Coal operates, including the Hunter Valley and Central West.

xstrata
coal

The Hon. Bob Carr, Premier of NSW, said, "Xstrata Coal's commitment to the teacher's scholarships is an outstanding example of good corporate citizenship in action. They have provided teachers with valuable new experiences to strengthen their professional knowledge and teaching ability. This is a direct contribution to the well being of the community in which they operate. This means teachers in NSW can be equipped with new skills that will touch the lives of hundreds of their students down the years."

Conservation Volunteers Australia - Partnering in the Environment
Australia's leading practical conservation organisation established 22 years ago to manage volunteers committed to creating a better earth. Last year Conservation Volunteers Australia (CVA) involved more than 10,000 volunteers in hands on conservation projects.

CVA received AUD100,000 to assist Xstrata Coal to implement its Biodiversity Strategy across its Australian operations via a 'Better Earth weeks' programme. With the support of Xstrata Coal, CVA will coordinate managed teams of volunteers in a number of regions of New South Wales, and Queensland to increase regional biodiversity, help control salinity, and assist in the control of invasive weeds in bushland. CVA and Xstrata Coal will also explore the opportunities for an environmental education day at two nominated schools, one in each of Xstrata Coal's areas of operations in NSW and Queensland.

Ms Sam Robinson, National Partnerships Manager, Conservation Volunteers Australia, said, "CVA is committed to long term partnerships with local communities, industry and government, that have made a commitment to restoring our environment. CVA values the generous support of Xstrata Coal."

Royal Flying Doctor Service – Partnering in Health & Safety
The world's first and leading aero medical organisation

The Royal Flying Doctor Service received AUD200,000 to help fund the new Flying Doctor's aircraft, MVJ. The aircraft is being used in the Outback for Royal Flying Doctor Service emergency flights, and to transport doctors and nurses to health clinics at remote locations.

Mr John Milhinch, President of Royal Flying Doctor Service South Eastern Section, said, "I would like to thank Xstrata Coal for being such a responsible corporate citizen by showing its support for the Royal Flying Doctor Service."

Central Queensland Helicopter Rescue Service – Partnering in Health & Safety
Averages 320 rescue missions each year throughout Central Queensland, 43% of these missions are to Queensland's Bowen Coal Basin to assist miners, their families and supporting infrastructure of the mining sector.

Central Queensland Helicopter Rescue Service received AUD125,000 to assist in the funding of two flight nurses. Dedicated flight nurses will enable the rescue service to respond faster and more often to the community, especially rural and remote Queensland.

Mr Phillip Dowler, General Manager RACQ CQ RESQ, said, "Xstrata Coal's support will see CQ RESQ be the first helicopter rescue service in Australia to employ its own flight nurses similar to the Royal Flying Doctor Service."

Capricorn Helicopter Rescue Service – Partnering in Health & Safety
Provides a dedicated emergency and rescue helicopter service to the Central Queensland region

Capricorn Helicopter Rescue Service, based in Rockhampton, received AUD125,000 which will be used to purchase, upgrade and update medical and rescue equipment.

Ms Kay Becker, Executive Office Capricorn Helicopter Rescue Service, said, "The Capricorn Helicopter Rescue Service sincerely thanks Xstrata Coal for their donation to our service. Donations like these allow us to continue to operate the service as a free service and also allow us to purchase and upgrade medical and rescue equipment as required. On behalf of the Central Queensland community we thank Xstrata Coal for their generosity."

Humpty Dumpty Foundation – Partnering in Health & Safety
For the children of Royal North Shore hospital

The Humpty Dumpty Foundation received AUD50,000 for medical equipment for the Royal North Shore Hospital children's ward.

Paul Francis, Chairman of Humpty Dumpty Foundation, said, "The Humpty Dumpty Foundation is there to help ensure a future for our sick and injured kids and to do this we require donations to help this dream remain a reality.

"Xstrata Coal is also interested in Australia's future and we see a great fit between our respective organisations. With this in mind Humpty Dumpty would like to thank Xstrata Coal for their generosity and spirit in the donation they have given and we look forward to keeping them informed as to the difference they have made in the lives of the families they have touched."

Singleton Shire Council - Partnering in Social & Community
A progressive community of excellence and sustainability

Singleton Shire Council received AUD250,000 for the construction of a new Youth Centre to provide a range of social, recreational and educational activities that will assist in the development of young people aged 12 – 18 in the Singleton Shire.

Mayor Fred Harvison, said, "Xstrata Coal's generous donation is an expression of its continuing commitment to the community of Singleton and a belief that the youth of today are the leaders of tomorrow. We have been in discussion with Xstrata Coal for some time about our plans for the Youth Centre, so it is very exciting to receive confirmation of their support."

ENDS

Roderick Smith, chief executive of PMA, said, "I am pleased that PMA has reached agreement with Xstrata to take over the Windimurra project. We are keen to work with Xstrata and the Government of Western Australia to expedite a rapid transfer of the tenements and to assess the viability of a new vanadium plant at Windimurra."

ends

Contacts

Claire Bithell
Xstrata plc
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Brigitte Mattenberger
Xstrata plc
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

The Earl of Warwick (Guy Warrick)
Chairman, Precious Metals Australia Limited
Mobile +61 418 940 713
Email earl@warwick.hm

Roderick Smith
Executive Director, Precious Metals Australia Limited
Mobile +61 418 959 789
Email roderick.smith@pmal.com.au

xstrata
alloys

NEWS RELEASE

XSTRATA-MERAFE CHROME VENTURE ACQUIRES ADDITIONAL CHROME RESOURCES AND FULL CONTROL OF WONDERKOP JV FURNACES

Rustenburg, 4 May 2005

Xstrata Alloys and Merafe Resources Limited ("Merafe"), Xstrata's partner in the ferrochrome Pooling and Sharing Venture (the "Xstrata-Merafe Chrome Venture" or the "Venture"), have signed an agreement with Samancor to acquire chrome ore reserves and resources associated with the Kroondal and Marikana mining areas (the "new resources") for a total consideration of USD16 million and USD29.1 million respectively. Xstrata's share of the total consideration will be USD29.5 million. The new resources are situated close to Xstrata's Wonderkop ferrochrome operations and adjacent to Xstrata's existing Waterval East, Waterval West and Kroondal mines. The agreement allows the Xstrata-Merafe Chrome Venture to begin mining the Marikana portion of the new resources with immediate effect, providing a low-cost, immediate source of chrome ore.

In addition, Merafe has signed another agreement to acquire Samancor's 50% stake in the Xstrata-Samancor Wonderkop Joint Venture ("Wonderkop JV") for a total consideration of ZAR235 million (USD37.9 million). The Wonderkop JV, situated in the North West province, South Africa, comprises two ferrochrome furnaces and an associated metal recovery plant, with a combined annualised production capacity of approximately 191,000 tonnes.

Both Xstrata and Merafe will contribute their respective rights and interests in the Wonderkop JV and the new resources to the existing Xstrata-Merafe Chrome Venture, increasing the Venture's total annual production capacity by 13.5% to 1.59 million tonnes of ferrochrome. As a result of these transactions, Merafe's participation in the earnings before interest, tax, depreciation and amortisation (EBITDA) of the enlarged Venture will increase by 3.0% from 14.0% at the likely transaction closure date (after 1 July 2005) to 17.0%, increasing ultimately to 20.5% from 1 July 2006 onwards.

Accordingly, the Board of Merafe has decided to increase to 20.5% its investment in the first stage of Project Lion, Xstrata's new 360,000 tonnes per annum ferrochrome smelter that is currently under construction.

The acquisition of Samancor's stake in the Wonderkop joint venture and the acquisition of the Kroondal resources are conditional upon Merafe successfully raising the necessary funds, and

Notes to editors

Xstrata-Merafe Pooling and Sharing Venture ("PSV")

Xstrata Alloys established a Pooling and Sharing Venture with Merafe (formerly SA Chrome & Alloys Limited), effective from 1 July 2004. Under the PSV, Xstrata Alloys and Merafe retain legal ownership of their respective assets, mining rights and land, with both parties undertaking to contribute to the PSV the right to use all such assets in the ratio 82.5%/17.5%, in exchange for participations in the pooled EBITDA as follows:

	Xstrata	Merafe
Year 1 to 30 June 2005	89.0%	11.0%
Year 2 to 30 June 2006	86.0%	14.0%
Year 3 onwards	82.5%	17.5%

Following the conclusion of the transactions above, Merafe's share will increase in the enlarged PSV as follows (assuming the transactions effective date remain 1 July 2005):

	Xstrata	Merafe
Year 1 to 30 June 2005	89.0%	11.0%
Year 2 to 30 June 2006	83.0%	17.0%
Year 3 onwards	79.5%	20.5%

Xstrata's 50% share in the Wonderkop JV was originally excluded from the Xstrata-Merafe Chrome Venture and will be contributed to the Venture, together with Merafe's 50% stake acquired from Samancor, following the successful completion of the transaction.

The formation of the PSV enables both Xstrata and Merafe to realise operational efficiencies and fulfils a key requirement of the new Minerals and Petroleum Resources Development Act in South Africa.

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

RESULT OF VOTING ON RESOLUTIONS AT ANNUAL GENERAL MEETING

Zug, Monday, 9th May 2005

Xstrata plc announces the result of voting on the resolutions at the Annual General Meeting held on Monday, 9th May 2005. Each of the resolutions was passed by the required majority. Resolutions 1 – 10, as ordinary resolutions, were passed on a show of hands. As special resolutions, polls were taken for Resolutions 11, 12 and 13.

Details are set out below of the proxy votes received by Xstrata before the AGM in respect of Resolutions 1 – 10, and the result of the polls taken for Resolutions 11, 12 and 13.

	Proxy voting for Resolutions 1-10	For	Against	Abstained
1.	Adoption of Annual Report and Financial Statements for the year ended 31 December 2004	468,480,661	23,568,858	4,717,052
2.	Approval of declaration of dividend of 16 US cents per share	496,341,621	0	424,950
3.	Approval of the Remuneration Report for the year ended 31 December 2004	358,361,450	126,241,519	12,163,602
4.	Re-election of Willy Strothotte to the Board	389,325,606	46,974,117	60,466,848
5.	Re-election of Trevor Reid to the Board	492,876,789	2,893,941	995,841
6.	Re-election of Paul Hazen to the Board	468,736,374	4,231,215	23,798,982
7.	Re-election of Ian Strachan to the Board	495,095,671	669,295	1,001,605

8.	Re-appointment of Ernst & Young LLP as auditors to the Company and authority to determine their remuneration	490,231,887	6,109,734	424,950
9.	Adoption of Xstrata plc Added Value Incentive Plan	431,356,869	63,790,512	1,619,190
10.	General authority to the directors to allot shares	487,701,528	8,623,943	441,100
	Result of Polls for Resolutions 11 - 13	**For**	**Against**	**Abstained**
11.	Disapplication of pre-emption rights	492,414,609	4,352,597	25,725
12.	Approval of amendment to articles 116 and 121 of Articles of Association	495,552,034	197	1,240,700
13.	Approval of amendment to article 223 of Articles of Association	492,309,628	747	4,482,556

Xstrata plc also announces that a copy of the resolutions passed at its Annual General Meeting, has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel No.: +44 20 7066 1000

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 12 May 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 11 May, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 925.5317 pence per share.

The purchase represents approximately 0.08 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 3,871,726 shares, representing 0.61 per cent of Xstrata's issued ordinary share capital.

Xstrata also confirms that the Equity Capital Management Programme has been structured to permit share purchases to be made by Batiss at all times including periods when dealing might otherwise be prohibited.

ends

Xstrata File
Number 82-34660

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 13 May 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 12 May, 2005 Batiss purchased 550,000 ordinary shares of USD 0.50 each in Xstrata at 931.4881 pence per share.

The purchase represents approximately 0.09 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 4,421,726 shares, representing 0.70 per cent. of Xstrata's issued ordinary share capital.

Introduction

For all periods up to and including the year ended 31 December 2004, Xstrata has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 Xstrata is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

IFRS will apply for the first time in the Group's Annual Report and Accounts for the year ended 31 December 2005. Consequently, the Group's results for the six months ended 30 June 2005 will be prepared under IFRS. This document explains the impact of this change on the Group's previously reported 2004 UK GAAP performance and financial position.

The failure of the European Commission to endorse some of these standards and interpretations in time for 2005 reporting, or the issue of further interpretations by International Financial Reporting Interpretations Committee in advance of the reporting date, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in these preliminary consolidated financial statements.

Details of the first time adoption exemptions and changes in accounting policies are set out in the notes to the preliminary financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued unqualified opinions on the Group's UK GAAP financial statements for the year ended 31 December 2004. The UK GAAP financial statements for the year ended 31 December 2004 have been delivered to the Registrar of Companies.

Consolidated Income Statement

For the year ended 31 December 2004

US$m	Continuing operations	Discontinued operations	2004
Revenue	6,462.4	2.9	6,465.3
Cost of sales	(4,053.7)	(3.9)	(4,057.6)
Gross profit	2,408.7	(1.0)	2,407.7
Distribution costs	(712.1)	-	(712.1)
Administrative expenses	(167.2)	(0.3)	(167.5)
Other expenses	(55.2)	(0.2)	(55.4)
Other income	30.4	-	30.4
Profit on sale of investments	10.2	-	10.2
Impairment of assets	(6.8)	-	(6.8)
Restructuring and closure costs	(9.0)	-	(9.0)
Profit before interest and taxation	1,499.0	(1.5)	1,497.5
Finance income	119.7	-	119.7
Finance cost	(177.6)	(0.1)	(177.7)
Profit before taxation	1,441.1	(1.6)	1,439.5
Income tax expense	(213.7)	(0.5)	(214.2)
Profit for the year	1,227.4	(2.1)	1,225.3
Attributable to:			
Equity holders of the parent	1,069.2	(2.1)	1,067.1
Minority interests	158.2	-	158.2
	1,227.4	(2.1)	1,225.3
Earnings per share (US$) - basic	1.70	-	1.70
Earnings per share (US$) - diluted	1.56	-	1.56
Dividend per share (USc) - declared and paid			21.3
Dividend per share (USc) - proposed			16.0

Consolidated Balance Sheet
As at 31 December 2004

US$m	2004
ASSETS	
Non-current assets	
Property, plant & equipment	8,128.5
Biological assets	32.2
Intangible assets	1,523.9
Inventories	83.2
Investment in associates	3.8
Other financial assets	122.3
Deferred tax assets	2.0
Pension asset	2.7
Other non-current assets	150.4
	10,049.0
Current assets	
Inventories	825.9
Trade and other receivables	897.9
Other financial assets	53.8
Cash and cash equivalents	459.6
	2,237.2
TOTAL ASSETS	12,286.2
EQUITY AND LIABILITIES	
Capital and reserves	
Issued capital	315.8
Share premium	2,481.5
Treasury shares	(91.7)
Other reserves	3,455.3
Retained earnings	657.7
	6,818.6
Minority interests	506.6
TOTAL EQUITY	7,325.2
Non-current liabilities	
Interest-bearing loans and borrowings	1,232.7
Convertible bond	590.4
Provisions	480.3
Deferred tax liabilities	1,357.7
Pension deficit	27.7
Other non-current liabilities	21.9
	3,710.7
Current liabilities	
Trade and other payables	788.8
Interest-bearing loans and borrowings	108.5
Provisions	94.7
Income taxes payable	238.7
Other current liabilities	19.6
	1,250.3
TOTAL LIABILITIES	4,961.0
TOTAL EQUITY AND LIABILITIES	12,286.2

Consolidated Statement of Recognised Income and Expenses

For the year ended 31 December 2004

US$m	2004
Actuarial gains/(losses) on defined benefit pension plans	(6.4)
Foreign currency translation of subsidiaries	508.8
Net income/(expense) recognised directly in equity	502.4
Profit for the year	1,225.3
Total recognised income and expense for the year	1,727.7
Attributable to:	
Equity holders of the parent	1,570.5
Minority interests	157.2
	1,727.7

Notes to the Financial Statements

Statement of compliance

These preliminary consolidated financial statements of Xstrata plc and all its subsidiaries have been prepared in accordance with all International Financial Reporting Standards (IFRS) (with the exception of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) effective for the Group's reporting for the year ended 31 December 2005, on the assumption that they will all be endorsed by the European Commission (EC). The failure of the EC to endorse some of these standards and interpretations in time for 2005 reporting, or the issue of further interpretations by IFRIC in advance of the reporting date, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in these preliminary consolidated financial statements.

The following IFRS standards and IFRIC interpretations have not yet received EC endorsement:

- IFRS 6 'Exploration and Evaluation of Mineral Resources'
- IFRIC 3 'Emission rights'
- IFRIC 4 'Determining whether an Arrangement contains a Lease'
- IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'

Basis of preparation

These preliminary consolidated financial statements have been prepared under the historical cost convention, except for certain biological assets that have been measured at fair value in accordance with applicable IFRS.

First time adoption of IFRS

To comply with European Union legislation, the Group has adopted IFRS from 1 January 2005. The 2004 comparative information has been adjusted to conform with IFRS. Under IFRS 1 'First time adoption of International Financial Reporting Standards', IFRS are applied retrospectively at the transition balance sheet date (being 1 January 2004) with all adjustments to assets and liabilities as stated under UK GAAP taken to retained earnings unless certain exemptions are applied. The primary exemptions that have been applied by the Group are:

- IFRS 3 is not retrospectively applied to financial information for business combinations occurring before 1 January 2004;
- The cumulative surplus or deficit on defined benefit pension schemes and similar benefits at transition date have been recognised in full;
- IFRS 2 has not been applied to equity-settled Share-based payment awards that were granted on or before 7 November 2002 that had not vested prior to 1 January 2005; and
- 2004 comparative information is not presented or prepared in accordance with IAS 32 and IAS 39. Financial instruments and hedges are accounted for in accordance with UK GAAP prior to 1 January 2005.

Early adoption of other International Financial Reporting Standards

The Group has resolved to early adopt the following new or revised standards and interpretations from the date of transition (1 January 2004):

- IFRS 6 'Exploration for and Evaluation of Mineral Resources'
- IFRIC 4 'Determining whether an Arrangement contains a Lease'
- Amendment to IAS 19 'Employee Benefits'

Further information regarding the impact of the adoption of IFRS on Xstrata is found in the IFRS Reconciliation to UK GAAP below.

Changes in accounting policies

The principal changes to Xstrata's accounting policies adopted in the previous financial year arising as a result of the adoption of IFRS are discussed below and the effect on earnings and the balance sheet is outlined in the IFRS Reconciliation to UK GAAP section below.

IFRS 2 Share-Based Payment

IFRS 2 requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares (equity-settled transactions), or in exchange for other assets equivalent in value to a given number of shares or rights over shares (cash-settled transactions). The main impact of IFRS 2 on the Group is the expensing of the employees' and Directors' share options and other share-based incentives by using an option pricing model.

IFRS 2 is mandatory for accounting periods beginning on or after 1 January 2005. The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted on or after 7 November 2002 that had not vested prior to 1 January 2005.

IFRS 3 Business Combinations, IAS 36 Impairment of Assets and IAS 38 Intangible Assets

IFRS 3 applies to accounting for business combinations for which the agreement date is on or after 31 March 2004, however the Group has elected to apply the standard from 1 January 2004.

Upon acquisition, the Group initially measures the identifiable assets and liabilities acquired at their fair values as at the acquisition date hence causing any minority interest in the acquiree to be stated at the minority proportion of the net fair values of those items.

Additionally, the adoption of IFRS 3 and IAS 36 has resulted in the Group ceasing annual goodwill amortisation from 1 January 2004 and the requirement to test goodwill for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2004. The useful lives of intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it has been amortised over its useful life. Amortisation periods and methods for intangible assets with finite useful lives are reviewed annually or earlier where an indicator of impairment exists. Intangibles assessed as having indefinite useful lives are not

amortised, as there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group. However, intangibles with indefinite useful lives are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

IAS 10 Dividends

Dividends are provided for when they meet the recognition criteria for a liability. Xstrata recognises a liability for dividend upon approval by the shareholders.

IAS 12 Income Taxes

IAS 12 requires deferred tax to be based on a balance sheet liability method. Temporary differences are recognised as the differences between the tax base of the asset or liability and its carrying amount in the balance sheet.

UK GAAP follows the income statement method of tax effect accounting. Timing differences are differences between an entity's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in financial statements.

IAS 19 Employee Benefits

IAS 19 requires defined benefit plan assets to be recognised in the balance sheet at fair value, and liabilities to be recognised in the balance sheet based on an actuarial valuation.

Actuarial gains or losses are recognised directly in equity through the statement of recognised income and expenses, while the charge to the income statement reflects Xstrata's past and current service costs for the defined benefit plan, and financing costs of the plan assets and liabilities.

IAS 21 The Effects of Changes in Foreign Exchange Rates

IAS 21 requires foreign currency gains and losses on the translation of foreign operations to be recorded in a separate component of equity. Upon full or partial disposal or the repayment of a portion of the net investment in the foreign operation, the cumulative amount of the exchange differences are recognised in the income statement when the gain or loss on disposal or on loan repayment is recognised.

IAS 28 Investments in Associates

Net income from associates is reported after interest and taxation on a one in the consolidated income statement. Previously Xstrata's share in the associates operating profit was disclosed separately on the face of the income statement and the share of the associates finance income, finance cost and income tax expense were included were included within the respective headings in the income statement. This reclassification has no impact on the Group Profit for the year.

IAS 31 Interest in Joint Ventures

Results of joint ventures are consolidated on a line-by-line basis in the Group financial statements, in accordance with the proportional consolidation rules of IAS 31. This change no impact on the Group Profit for the year or net assets. The accounting treatment for joint arrangements not creating an entity (JANE) are fundamentally the same as IAS 31. .

Principal Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of Xstrata plc and its subsidiaries. All inter-company balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which Xstrata plc has control. Subsidiaries use the same reporting period and same accounting policies as Xstrata plc.

The minority interest principally represents the 50% holding of Minera Alumbrera and various holdings in Coal subsidiaries.

Interests in Joint Ventures

Operations in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other venturers are treated as joint ventures.

Jointly controlled operations

A jointly controlled operation involves the use of assets and other resources of Xstrata and other ventures rather than the establishment of a corporation, partnership or other entity.

Xstrata accounts for the assets it controls and the liabilities it incurs, the expenses incurred and share of income that it earns from the sale of goods or services by the joint venture.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by Xstrata and other ventures of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Xstrata accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly controlled entities

A jointly controlled entity involves the establishment of a corporation, partnership or other legal entity in which Xstrata has an interest along with other venturers.

Xstrata recognises its interest in jointly controlled entities using proportionate method of consolidation.

Investments in Associates

Entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures, are associates, and are accounted for under the equity method of accounting.

Under the equity method of accounting, in the year of acquisition the investment in the associate is recognised in the balance sheet on the date of acquisition at the fair value of the purchase consideration adjusted for any goodwill on acquisition.

In future years the carrying amount is adjusted by the Group's share of the post acquisition profit or loss; revisions in depreciation or amortisation arising from notional fair value adjustments made at date of acquisition and certain inter-entity transactions together with a reduction for any dividends received or receivable from the associate.

Business Combinations

On the acquisition of a subsidiary, the proportional share of a third party's interest in a joint venture or associate, the purchase method of accounting is used where the purchase consideration is allocated to the assets and liabilities on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the Directors' opinion, values cannot be reliably determined, are not recognised.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets the difference is treated as purchased goodwill, which is not amortised but reviewed for impairment annually. If the fair values attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition the difference is immediately recognised in the income statement.

Foreign currencies

The consolidated financial statements are presented in US dollars and all values are rounded to the nearest 0.1 million except where otherwise indicated. Financial statements of subsidiaries, joint ventures and associates, are maintained in their functional currencies and converted to US dollars on consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates. Where transactions in foreign currencies are hedged they are translated at contractual rates.

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange. Balance sheet items are translated at closing exchange rates.

Exchange differences on the re-translation of the investments in overseas subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences on foreign currency borrowings financing hedging those net investments and tax charges and credits attributable to those exchange differences are also recorded in a separate component of equity. Upon full or partial disposal or repayment of the net investment in the foreign operation, the cumulative amount of the exchange differences are recognised in the income statement when the gain or loss on disposal or on loan repayment is recognised. All other exchange differences are charged or credited to the income statement in the year in which they arise. The following exchange rates to the US dollar (US$) have been applied:

	31 December 2004	Average 2004 12 months
Argentine pesos (ARS)	2.9720	2.9416
Australian dollars (AUD)	0.7802	0.7370
Chile pesos (CLP)	557.40	611.45
Euros (EUR)	1.3554	1.2442
Great Britain pounds (GBP)	1.9179	1.8335
South African rands (ZAR)	5.6650	6.4341
Swiss francs (CHF)	1.1403	1.2421

Revenue

Revenue associated with the sales of commodities are recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when title and insurance risk has passed to the customer and the commodity has been delivered to the shipping agent. Sales revenue is recognised at the fair value of consideration received, which is invoiced amounts, with most sales being priced free on board (FOB), free on rail (FOR) or cost, insurance and freight (CIF). Revenues from the sales of by-products are also included in sales revenue. Recognition of revenue only occurs when consideration can be reliably measured and is at fair value. Revenue excludes treatment and refining charges unless payment of these amounts can be enforced by Xstrata at the time of the sale.

Interest income

Interest income is recognised as earned on an accruals basis in the income statement.

Property, plant and equipment

Land and buildings, plant and equipment

Property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives. Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate part. Each item or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made annually. Changes in estimates which affect unit of production calculations are accounted for prospectively. Freehold land is stated at cost and is not depreciated.

The expected useful lives are as follows:

Buildings	15 - 40 years
Plant and Equipment	4 - 30 years
Furniture and Fixtures	5 - 15 years
Other	3 - 5 years

The net carrying amounts of mine buildings, machinery and equipment at each mine property are reviewed for impairment either individually or at the cash-generating unit when events and changes in circumstances indicate that the carrying amount may not be recoverable and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Maintenance expenditure is capitalised only when the expenditure can be reliably measured and the performance of the property, plant and equipment is significantly enhanced, or the expenditure represents a major overhaul which restores future economic benefits which had been previously depreciated, or the expenditure represents a replacement of a significant part of an overall item of property, plant and equipment. The carrying amount of the replacement part of the cost of the overhaul is capitalised as a replacement where its cost is reliably measured and it is probable that future economic benefits will flow. The carrying amount of the part replaced or any remaining previous overhaul cost is derecognised.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement.

Any item of property, plant or equipment that ceases to have future economic benefits expected to arise from the continued use or disposal of the assets are derecognised with any gain or loss included in the income statement in the financial year in which the item is derecognised.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Identifiable exploration and evaluation assets acquired are recognised as assets at their cost of acquisition.

An impairment review is performed when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amounts. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Mineral properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources are capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are, upon commencement of production, amortised using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written-off if the property is abandoned or to the extent that there is a impairment in value.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of a property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.

Leasing and hire purchase commitments

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the

balance sheet. The interest elements of the rental obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Biological assets

Biological assets, being cattle and plantations, are carried at their fair value less estimated point of sale costs.

Deferred overburden removal expenditure

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property.

The costs of removal of the waste material during a mine's production phase is deferred, where appropriate. The deferral of these costs, and subsequent charges to the income statement are determined with reference to the mine's strip ratio. This ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. Deferral of these costs is made where the actual stripping ratios vary from the mine's strip ratio. The costs charged to the income statement are based on application of the mine strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

Intangible assets

Purchased intangible assets are valued at cost of acquisition including expenses incidental to the acquisition.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition.

Where there are internally generated intangible assets other than goodwill, the activities involved in generating the asset are classified into a research phase and a development phase. Where costs are incurred during the research phase or a split of costs between the research and development phases cannot be made, costs are expensed as incurred. Where costs are incurred during the development phase of a project, an intangible asset is recognised when:

- it is technically feasible;
- there is intent and ability to complete the intangible asset to use or sell;
- it is probable that sufficient future economic benefits will be generated to recover its carrying value;
- adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset; and
- the development expenditure can be reliably measured.

Any expenditure carried forward is amortised in line with the expected future sales from the related project.

Internally generated goodwill is not recognised.

Intangible assets are amortised using a straight-line method based on estimated useful lives, except those intangible assets which the Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment annually. Estimated useful lives are determined as the period over which Xstrata expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by Xstrata and for which Xstrata retains control of access to those benefits.

For Intangible assets with a finite useful life, the amortisation method and period are reviewed annually. For an intangible asset with an indefinite useful life, this is reviewed annually to determine whether events and circumstances support the indefinite life assessment. If the asset is reassessed as having a finite life, the asset is also tested for impairment. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows.

Coal Export Rights

Coal export rights are carried at cost and are considered to have an indefinite useful life. As a result they are not amortised but are subject to an annual asset impairment review.

Software and Technology patents

Software and Technology patents are carried at cost and amortised over a period of 3 years and 20 years respectively.

Impairment

The carrying amounts of assets are reviewed annually for impairment or whenever events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying values are in excess of their recoverable amount. The recoverable amount is determined as the higher of an asset's fair value less costs to sell and its value in use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, when the review is undertaken at the cash generating unit level.

Where a cash generating unit, or group of cash generating units, has goodwill allocated to it, or includes intangible assets which are either not available for use or which have an indefinite useful life (and which can only be tested as part of a cash generating unit), the is tested for impairment annually and whenever there is an indication that the unit may be impaired. Any excess of carrying amount over recoverable amount results in recognition of an impairment loss in the income statement.

If the carrying amount of assets exceeds their recoverable amount, an impairment loss is recorded to reflect the asset at the lower amount. In assessing recoverable amount for assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present

value using a market-determined discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.

At each reporting date, indicators that prior impairments may have reversed will also be assessed. An impairment loss is reversed if and only if there is a change in estimates used to determine recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to recoverable amount but not beyond the carrying amount net of depreciation or amortisation which would have arisen if the prior impairment loss had not been recognised. Goodwill impairments are not reversed.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis or using first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs, and an allocation of production overheads, depreciation and amortisation and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Inventories are categorised, as follows:

- raw materials and consumables: Materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process.
- work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production.
- finished goods: Products and materials that have passed all stages of the production process.

Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Trade receivables

Trade receivables are classified between current assets and non-current assets depending on when the amounts are expected to be received. Where trade receivables are used to factor debt they will be derecognised if all the significant risks and rewards relating to the financial assets in question have been transferred to a third party.

Other Investments

Other investments are classified as financial assets in the balance sheet and are split between current and non current assets. Other investments, are carried at cost. Investments are regularly reviewed for impairment and written down to recoverable amount if required. The recoverable value of listed investments is determined based on market values.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank, cash in hand and short term deposits with an original maturity of 3 months or less. For the cash flow statement, cash and cash equivalents includes bank overdrafts.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all the attaching conditions will be complied with. Government grants in respect of capital expenditure are credited to the carrying amount of the related asset and are released to the income statement over the expected useful lives of the relevant assets. Grants of a revenue nature are credited to income so as to match them with the expenditure to which they relate. Potential liabilities to repay grants either in whole or in part are provided for to the extent that the repayment is probable.

Environmental protection, rehabilitation and closure costs

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, based on the estimated future costs. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the mine to which it relates.

The provision is reviewed on an annual basis for changes to obligations or legislation or discount rates that affect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate, and the adjusted cost of the asset is depreciated prospectively. Periodic unwinding of the discount is recognised as a finance cost in the income statement.

Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within Other financial assets on the balance sheet.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive), as result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect will be material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense.

Taxation

Current tax

Current tax for each taxable entity in the group is based on the local taxable income at the local statutory tax rate and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, goodwill for which amortisation is not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition. A deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

Other taxes and duties

Other items such as non-recoverable customs duties, sales tax and VAT are recognised as incurred on an accruals basis in the income statement with the related item of income or expense.

Derivative financial instruments

Hedge accounting is applied whereby gains and losses on these contracts are recognised in the period to which the gains and losses of the underlying transactions relate. Where the underlying transaction can no longer be identified, gains or losses on the hedge contract are recognised in the income statement. Where the hedge contracts are terminated early and the underlying transaction can no longer be identified, the gain or loss on the terminated hedge contract is recognised in the income statement. Where the hedged transaction is still expected to occur, the gain or loss on the terminated hedge transaction is deferred until the underlying transaction occurs.

Pensions and other post – retirement obligations

The Group's contributions to its defined contribution pension plans are charged to the income statement account in the year to which they relate.

The group contributed to separately administered defined benefit pension plans.

Plan assets are measured at fair value, while plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. In measuring its defined benefit liability past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the past service costs are recognised immediately.

The service cost of providing pension benefits to employees for the year is recognised in the income statement. The unwinding of the discount on the plan liabilities during the year is included within other finance expense. The expected return on the plan assets during the year is included as a credit in other financial expense.

Actuarial gains or losses are recognised directly in equity through the statement of other recognised income and expenses. The full pension surplus or deficit is recorded in the balance sheet, with the exception of the impact of any recognition of past service costs.

The Group also provides post retirement healthcare benefits to certain employees in South Africa. The periodic cost of providing such benefits is charged to the income statement using the projected credit actuarial valuation method over the employees' working lives within the Group. These benefits are unfunded.

Share based compensation plans

The Group makes share based awards to certain employees. The fair value is determined at the date of grant taking into account any market related performance conditions. For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings, on a straight line basis over the vesting period, after adjusting for non-market based performance conditions, based on the estimated number of awards that are expected to vest. For cash-settled awards, the fair value is re-calculated at each period end, charged to the income statement and credited to provisions, over the vesting period, after adjusting for market and non-market based performance conditions, based on the estimated number of awards that are expected to vest.

Movements in the fair value of unexercised cash-settled awards following vesting are recognised immediately in the income statement.

The Group has taken advantage of the transitional provisions of IFRS 2 in relation to unvested equity-settled awards granted prior to 7 November 2002, and has applied IFRS 2 only to equity-settled awards granted on or after 7 November 2002 that had not vested prior to 1 January 2005.

Treasury Stock

The cost of purchases of treasury shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are also recognised in equity.

Treasury shares purchased under the Equity Capital Management Program (ECMP) are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

Interest-bearing loans and borrowings

Loans are recognised at inception at cost, being the fair value of the proceeds received net of issue costs. The finance cost recognised in the income statement is amortised over the term of the loan at a constant rate based on the carrying amount.

Use of estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

Principal Accounting Policies Applicable from 1 January 2005

Derivative Financial Instruments

The policy for financial instruments represents that which will be applied from 1 January 2005 onwards. Derivative financial instruments are initially recorded at cost and then for reporting purposes re-measured to fair value at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast transactions are recognised directly in equity. Amounts deferred in this way are recognised in the income statement in the same period in which the hedged firm commitments or forecasted transactions are recognised in the income statement.

Changes in the fair value of derivative financial instruments that are designated and effective as fair value hedges of assets or liabilities are taken to the income statement. The hedged item is recorded at fair value and any gain or loss is offset by the gain or loss from the change in the fair value of the hedging instrument.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gains or loss on the hedging instrument recognised in equity is retained there until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Convertible financial instruments

On issue of the convertible instrument, the fair value of the liability component is determined using a market rate for a non-convertible instrument. This value is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder or the proceeds is allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

Other investments

All trade investments are recognised initially at cost. From 1 January 2005, after initial recognition, the investment in the rehabilitation trust fund and share investments are designated as available for sale financial assets and measured at fair value as determined by valuation statements based on published price quotations. Gains or losses resulting from movements in the fair value are recognised directly in equity except those relating to impairment which are recognised as an expense immediately.

IFRS Reconciliation to UK GAAP

Balance sheet reconciliations

A reconciliation between the UK GAAP and IFRS Balance Sheet at 1 January 2004 (date of transition to IFRS) is provided below. The UK GAAP balance sheet has been presented in an IFRS balance sheet format.

	UKGAAP US$m	Reclassifications[1] US$m	US$m	Adjustments US$m	Notes	IFRS US$m
Non-current assets						
Property, plant & equipment	7,614.8	(25.6)	7,589.2	(3.7)	1	7,585.5
Biological assets	-	30.1	30.1	-		30.1
Intangible assets	1,333.5	4.2	1,337.7	-		1,337.7
Inventories	-	120.5	120.5	-		120.5
Investment in associates	-	-	-	5.6	1	5.6
Other financial assets	81.0	40.3	121.3	-		121.3
Deferred tax assets	-	106.7	106.7	(104.5)	3	2.2
Pension asset	-	-	-	2.8	4	2.8
Other non-current assets	250.3	(147.0)	103.3	-		103.3
	9,279.6	129.2	9,408.8	(99.8)		9,309.0
Current assets						
Inventories	802.8	(129.2)	673.6	-		673.6
Trade and other receivables	702.1	(22.1)	680.0	(1.9)	1	678.1
Assets held for resale	31.1	-	31.1	-		31.1
Other financial assets	-	22.1	22.1	-		22.1
Cash and cash equivalents	255.1	-	255.1	-		255.1
	1,791.1	(129.2)	1,661.9	(1.9)		1,660.0
TOTAL ASSETS	11,070.7	-	11,070.7	(101.7)		10,969.0
EQUITY AND LIABILITIES						
Capital and reserves						
Issued capital	315.8	-	315.8	-		315.8
Share premium	2,481.5	-	2,481.5	-		2,481.5
Treasury shares	(40.8)	-	(40.8)	-		(40.8)
Share-based compensation plans	-	0.6	0.6	-		0.6
Foreign currency translation	-	1,704.8	1,704.8	-		1,704.8
Other reserves	1,240.7	-	1,240.7	-		1,240.7
Retained earnings	2,487.7	(1,704.8)	782.9	(1,061.6)		(278.7)
	6,484.9	0.6	6,485.5	(1,061.6)		5,423.9
Minority interests	614.6	-	614.6	(141.1)	7	473.5
TOTAL EQUITY	7,099.5	0.6	7,100.1	(1,202.7)	10	5,897.4
Non-current liabilities						
Interest-bearing loans and borrowings	1,658.5	-	1,658.5	-		1,658.5
Convertible bond	588.7	-	588.7	-		588.7
Provisions	621.6	(193.7)	427.9	2.9	8	430.8
Deferred tax liabilities	-	117.1	117.1	1,180.5	3	1,297.6
Pension deficit	-	26.4	26.4	1.2	4	27.6
Other non-current liabilities	-	45.9	45.9	-		45.9
	2,868.8	(4.3)	2,864.5	1,184.6		4049.1
Current liabilities						
Trade and other payables	1,102.4	(330.1)	772.3	(83.6)	9	688.7
Interest-bearing loans and borrowings	-	229.4	229.4	-		229.4
Provisions	-	81.1	81.1	-		81.1
Income taxes payable	-	23.3	23.3	-		23.3
	1,102.4	3.7	1,106.1	(83.6)		1,022.5
TOTAL LIABILITIES	3,971.2	(0.6)	3,970.6	1,101.0		5,071.6
TOTAL EQUITY AND LIABILITIES	11,070.7	-	11,070.7	(101.7)		10,969.0

A reconciliation of between the UK GAAP and IFRS Balance Sheet and Equity at 31 December 2004 is provided below:

	UKGAAP	Reclassif-ications	PSV	Adjustments			IFRS
	US$m	US$m	US$m	US$m	US$m	Notes	US$m
Non-current assets							
Property, plant & equipment	7,858.6	(26.1)	299.8	8,132.3	(3.8)	1	8,128.5
Biological assets	-	32.2	-	32.2	-		32.2
Intangible assets	1,505.2	6.7	-	1,511.9	12.0	2	1,523.9
Inventories	-	83.2	-	83.2	-		83.2
Investment in joint ventures:							
- Share of gross assets	621.5	-	(621.5)	-	-		-
- Share of gross liabilities	(252.3)	-	252.3	-	-		-
	369.2	-	(369.2)	-	-		-
Investment in associates	-	-	-	-	3.8	1	3.8
Other financial assets	87.9	57.4	(23.0)	122.3	-		122.3
Deferred tax assets	-	235.6	-	235.6	(233.6)	3	2.0
Pension asset	-	-	-	-	2.7	4	2.7
Other non-current assets	476.0	(325.6)	-	150.4	-		150.4
	10,296.9	63.4	(92.4)	10,267.9	(218.9)		10,049.0
Current assets							
Inventories	729.9	(96.0)	192.0	825.9	-		825.9
Trade and other receivables	928.9	(21.2)	(9.8)	897.9	-		897.9
Other financial assets	-	53.8	-	53.8	-		53.8
Cash and cash equivalents	477.3	-	(17.7)	459.6	-		459.6
	2,136.1	(63.4)	164.5	2,237.2	-		2,237.2
TOTAL ASSETS	12,433.0	-	72.1	12,505.1	(218.9)		12,286.2
EQUITY AND LIABILITIES							
Capital and reserves							
Issued capital	315.8	-	-	315.8	-		315.8
Share premium	2,481.5	-	-	2,481.5	-		2,481.5
Treasury shares	(91.7)	-	-	(91.7)	-		(91.7)
Share-based compensation plans	-	4.6	-	4.6	4.9	5	9.5
Foreign currency translation	-	2,411.5	-	2,411.5	(196.9)	6	2,214.6
Other reserves	1,245.3	(4.6)	-	1,240.7	-		1,240.7
Retained earnings	4,069.4	(2,411.5)	-	1,657.9	(1,009.7)		648.2
	8,020.3	-	-	8,020.3	(1,201.7)		6,818.6
Minority interests	635.7	-	-	635.7	(129.1)	7	506.6
TOTAL EQUITY	8,656.0	-	-	8,656.0	(1,330.8)	10	7,325.2
Non-current liabilities							
Interest-bearing loans and borrowings	1,232.7	-	-	1,232.7	-		1,232.7
Convertible bond	590.4	-	-	590.4	-		590.4
Provisions	662.3	(204.4)	13.6	471.5	8.8	8	480.3
Deferred tax liabilities	-	155.4	-	155.4	1,202.3	3	1,357.7
Pension deficit	-	27.1		27.1	0.6	4	27.7
Other non-current liabilities	-	21.9	-	21.9	-		21.9
	2,485.4	-	13.6	2,499.0	1,211.7		3,710.7
Current liabilities							
Trade and other payables	1,291.6	(459.5)	56.5	888.6	(99.8)	9	788.8
Interest-bearing loans and borrowings	-	108.4	0.1	108.5	-		108.5
Provisions	-	92.8	1.9	94.7	-		94.7
Income taxes payable	-	238.7	-	238.7	-		238.7
Other current liabilities	-	19.6	-	19.6	-		19.6
	1,291.6	-	58.5	1,350.1	(99.8)		1,250.3
TOTAL LIABILITIES	3,777.0	-	72.1	3,849.1	1,111.9		4,961.0
TOTAL EQUITY AND LIABILITIES	12,433.0	-	72.1	12,505.1	(218.9)		12,286.2

Notes to the Balance Sheet and Equity Reconciliation at 1 January 2004 and 31 December 2004

Reclassifications:
The adoption of IFRS has resulted in the requirement to reclassify several items from their existing UK GAAP classifications. The main reclassifications are as follows:

- At transition date US$30.1 million and at 31 December 2004 US$32.2 million of plantations and cattle have been reclassified from Property, plant & equipment and Inventories to Biological assets.
- At transition date US$4.2 million and at 31 December 2004 US$6.7 million of software assets have been reclassified from Property, plant & equipment to intangible assets.
- At transition date US$40.3 million and at 31 December 2004 US$90.0 million for various recognised hedging assets and loans have been reclassified from Other non-current assets to Other financial assets.
- Various current hedging assets with a value of US$22.1 million at transition date and US$21.2 million at 31 December 2004 have been reclassified from Trade and other receivables to other current financial assets.
- At 31 December 2004 Other reserves included US$4.6 million for equity based compensation plan awards that have been reclassified to retained earnings (although shown separately in the above reconciliations for transparency).
- At transition date US$1,704.8 million and at 31 December 2004 US$2,411.5 million of Foreign currency translation adjustments of subsidiary net assets and loans has been reclassified from Retained earnings to Other reserves.
- Various reclassifications between current and non-current have occurred as a result of the IFRS opening balance sheet requiring more detailed classifications.

Proportional Consolidation of Alloys Pooling and Sharing Venture (PSV):
Under UK GAAP, Xstrata's investment in the PSV is gross equity accounted, with their share of the PSV's assets and liabilities being recorded in two lines on the face of the balance sheet 'Share of gross assets of JV', and 'Share of gross liabilities of JV'. Under IAS 31 'Interests in Joint Ventures', the investment is accounted for as a joint venture operation, with Xstrata's share of the assets and liabilities of the PSV shown in each individual category of asset and liability on the face of the balance sheet.

Adjustments:

1. Reclassification of Investment in Richards Bay Coal Terminal (RBCT) as an Associate

Under UK GAAP, the investment in RBCT was classified and accounted for as a joint arrangement not creating an entity (JANE). Under IAS 28 'Investments in Associates' the investment in RBCT is classified as an associate. As a result, the Group's proportional share of RBCT's assets and liabilities have been deconsolidated.

2. Goodwill

Under IFRS 3 'Business Combinations' goodwill is no longer amortised but subject to an annual impairment test.

3. Deferred taxation

Under IAS 12 'Income Taxes' deferred tax is recognised on temporary differences as opposed to timing differences as under UK GAAP. Temporary differences are defined as differences between the carrying amount of an asset or liability in the balance sheet and its tax base which is broader in application than the timing

difference approach. For fair value adjustments to mineral reserves, mineral resources and other property, plant and equipment acquired in a business combination, the tax base is normally nil since generally no tax deduction for amortisation is obtained in the jurisdictions in which Xstrata operates. Under UK GAAP no deferred tax liability arose as the non-deductible amortisation was a permanent difference, however under IFRS the difference between the carrying amounts and the asset's tax base is treated as a temporary difference and gives rise to the recognition of a deferred tax liability. Under IFRS, the recognition of such deferred tax liabilities also results in the recognition of previously unrecognised deferred tax assets, mainly relating to tax losses, on the basis that these additional deferred tax liabilities will give rise to future taxable temporary differences against which the losses will be recovered.

Such deferred tax assets are netted against deferred tax liabilities to the extent that they arise in the same tax jurisdiction.

4. Pension assets and liabilities

Defined benefit pension plans with a net surplus of US$2.8 million and a net deficit of US$1.2 million at transition date, and net surplus of US$2.7 million and a net deficit of US$0.6 million at 31 December 2004 have been recognised and subsequently accounted for in accordance with the amended IAS 19 'Employee Benefits'.

5. Equity-settled Share-based payments

Under IFRS 2 'Share-based payments', the fair value Xstrata's equity-settled options issued under the Long Term Incentive Plan (LTIP) at grant date is recognised in the income statement over the vesting period and recorded in retained earnings.

6. Foreign currency translation reserve (FCTR)

This adjustment reflects the impact on the FCTR balance of the various IFRS adjustments to the balance sheet and the recycling of FCTR balance through the income statement under IAS 21 'The effects of changes in foreign exchange rates' upon full or partial disposal of a foreign operation or repayment of a portion of the net investment in such foreign operations.

7. Minority interests

This adjustment primarily represents the minority interest's share of the increased deferred tax liability.

8. Provisions

Under IFRS 2 'Share-based Payment' the fair value of Xstrata's cash-settled options issued under the LTIP is provided for over the vesting period, with subsequent movement in fair value after the vesting date recorded in the income statement as they arise. A provision of US$2.9 million at transition date and US$8.8 million 31 December 2004 for the estimate of the future cost of the cash-settled share-based payment awards has been recognised.

9. Reversal of dividend accrual

The decrease to Trade and other payables represents the reversal of the dividend accrual of $83.6 million at transition date and US$99.8 million at 31 December 2004 against retained earnings. Under IAS 10 'Events after the balance sheet date', the Group may only accrue for a dividend if this dividend has been approved by the shareholders. Under UK GAAP, it was sufficient for the dividend to have been proposed.

10. Equity reconciliation

A reconciliation to total equity under UK GAAP, to total equity under IFRS, is outlined in the below table, which illustrates the net impact on equity of each of the major adjustments:

US$m	Notes	As at 1 Jan 04	As at 31 Dec 04
UK GAAP equity		7,099.5	8,656.0
IFRS adjustments:			
Goodwill amortisation reversal (including translation)	2	-	12.0
Deferred tax	3	(1,285.0)	(1,435.9)
Recognition of pension asset	4	2.8	2.7
Recognition of pension liabilities	4	(1.2)	(0.6)
Share-based equity compensation plans	5 & 8	(2.3)	(8.8)
Dividend accrued reversal	9	83.6	99.8
IFRS equity		5,897.4	7,325.2

Income statement reconciliation

A reconciliation of between the UK GAAP and IFRS profit for the year ended 31 December 2004 is provided below. The UK GAAP profit and loss statement has been presented in an IFRS Income Statement format.

	UK GAAP US$m	PSV[1] US$m	US$m	Adjustments US$m	Notes	US$m
Revenue	6,091.6	373.7	6,465.3	-		6,465.3
Cost of sales	(3,803.9)	(253.7)	(4,057.6)	-		(4,057.6)
Gross profit	2,287.7	120.0	2,407.7	-		2,407.7
Distribution costs	(661.7)	(50.4)	(712.1)	-		(712.1)
Administrative expenses	(167.7)	(1.6)	(169.3)	1.8	2	(167.5)
Other expenses	(52.1)	(3.3)	(55.4)	-		(55.4)
Other income	29.4	1.0	30.4	-		30.4
Share of operating profit of joint ventures	65.7	(65.7)	-	-		-
Profit on sale of investments	10.2	-	10.2	-		10.2
Impairment of assets	(6.8)	-	(6.8)	-		(6.8)
Restructuring and closure costs	(9.0)	-	(9.0)	-		(9.0)
Profit before interest and taxation	1,495.7	-	1,495.7	1.8		1,497.5
Finance income	15.9	-	15.9	103.8	3	119.7
Finance cost	(142.5)	-	(142.5)	(35.2)	3	(177.7)
Profit before taxation	1,369.1	-	1,369.1	70.4		1,439.5
Income tax expense	(177.1)	-	(177.1)	(37.1)	4	(214.2)
Profit for the year	1,192.0	-	1,192.0	33.3		1,225.3
Attributable to:						
Equity holders of the parent	1,052.9	-	1,052.9	14.2		1,067.1
Minority interests	139.1	-	139.1	19.1	5	158.2
	1,192.0	-	1,192.0	33.3		1,225.3
Basic earnings per share						
Weighted average number of ordinary shares (in thousands)	626,351	-	626,351	-		626,351
Profit for the year attributable to the equity holders of the parent	1,052.9	-	1,052.9	14.2		1,067.1
Basic earnings per share (US$)	1.68	-	1.68	0.02		1.70

Notes to the Reconciliation of Profit for the Year Ended 31 December 2004

1. Proportional Consolidation of Alloys Pooling and Sharing Venture (PSV):

Under UK GAAP, Xstrata's share of the results of the PSV is recorded in a single line in the Profit & Loss Statement 'Share of operating profit of Joint Venture'. Under IAS 31 'Interest in Joint Ventures', the PSV is accounted for as a joint venture operation, with Xstrata's share of the PSV's results included in each line in the Income Statement.

2. Administration expenses

The adjustment to administration expenses is comprised of the following:

(i) Reversal of goodwill amortisation

Under IFRS 3 'Business Combinations', goodwill is no longer amortised, but is instead tested annually for impairment. As a result, the UK GAAP charge of US$11.4 million for the amortisation goodwill has been reversed.

(ii) Share-based compensation plan charge

Under IFRS 2 'Share-based payments', the movement in the fair value of unexercised cash-settled options issued under the Long Term Incentive Plan is recorded in the Income Statement over the vesting period, with subsequent movements in fair value after the vesting date recognised in the income statement immediately. The fair value at grant date of the equity-settled options is recognised in the Income Statement over the vesting period, resulting in an additional charge of US$10.2 million.

(iii) Pension plan entitlements

Under the amended IAS 19 'Employee Benefits', the movement in the pension plan surplus and deficits results in a reduced charge of US$0.6 million.

3. Financial Income and Expense

Under IAS 21 'The effects of changes in foreign exchange rates' upon full or partial disposal of a foreign operation or the repayment of a portion of the net investment in such foreign operations, cumulative foreign currency translation gains or losses are required to be recycled through the Income Statement. This has resulted in the recycling of net cumulative foreign currency gains through the income statement of $68.6 million, which were recorded directly in equity under UK GAAP.

4. Total Income Tax Credit/(Charge)

The increased tax charge under IAS 12 'Income Taxes' as compared to UK GAAP is mainly due to the reversal of the benefit recognised in the UK GAAP profit and loss from the recognition of previously unrecognised tax losses, which have been recognised in the 1 January 2004 IFRS balance sheet, partially offset by the reversal of the deferred tax charge relating to depreciation on mineral reserves and resources which under UK GAAP is treated as a non-deductible permanent difference.

5. Minority interest

The increase in the minority interest, represent the minority's share of the reduction in the tax charge under IFRS as the temporary differences reverse following the depreciation of mineral reserves.

Cash Flow Statement

The presentation of certain items in the cash flow statement prepared under IAS 7 'Cash Flow Statements' differs to the previous presentation under UK GAAP. There is no impact on the net cash flows. Cash flows of the PSV have been included in the respective categories in the Cash Flow Statement.

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS (CORRECTION)

Zug, 16 May 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 13 May, 2005 Batiss purchased 850,000 ordinary shares of USD 0.50 each in Xstrata at 907.1035 pence per share.

The purchase represents approximately 0.13 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 5,271,726 shares, representing 0.83 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata
technology

NEWS RELEASE

XSTRATA TECHNOLOGY'S ISAMILL SELECTED FOR KUMTOR GOLD PROJECT IN THE KYRGYZ REPUBLIC

Brisbane, [16] May 2005

Xstrata Technology's IsaMill has been chosen to improve gold recovery at the 500,000 oz per annum gold operations at Kumtor Operating Company (KOC), a fully-owned subsidiary of the Canadian company Centerra Gold, in the Kyrgyz Republic. Xstrata Technology will provide a package including a 2.6 MW, M10,000 IsaMill and surrounding equipment for the operations at the KOC Site, Kyrghyzstan. The IsaMill will grind rougher concentrate before cyanide leaching, and is expected to improve gold recovery by 20,000 ounces per year.

Kumtor Senior Vice President Operations, John Kazakoff, said he chose IsaMill technology after personally inspecting fine grinding installations throughout the world. "Xstrata's ISAMILL technology offers the advantages of high power efficiency, proven robust operations and large scale. The small footprint is also important for a site like Kumtor which is located at 4,000 metres above sea level in the remote Tian Shan Mountains," he added.

The inert media used by the IsaMill means that additional steel is not introduced to the feed to cyanidation. KOC's metallurgical team conducted its own testwork to demonstrate the recovery benefits of finer grinding.

Mineral Processing Manager with Xstrata Technology, Lindsay Clark, said that with this installation there would be 24 MW of IsaMills installed in metalliferous grinding, in Australia, South Africa and Central Asia. "We think this is only the beginning", said Clark. "As well as being power efficient, the inert grinding environment has profound benefits to downstream processes. IsaMills also produce a very sharp size distribution without the need for closed-circuit cyclones, a distinct advantage for leaching processes, as well as the obvious cost savings".

At 2.6MW, the IsaMill is easily the biggest stirred mill available. Clark said the combination of large scale, open circuit grinding mills using inert media could have profound implications for plant design and power efficiency.

The M10,000 IsaMill is planned to be commissioned at KOC Site, Kyrgyz Republic in October 2005.

Xstrata File
Number 82-34660

xstrata

Zug, 17 May 2005

Xstrata plc ("Xstrata") announces that it was notified by Capital Group yesterday that the Capital Group of companies has decreased its holding by 6,532,614 ordinary shares or 1.03% of the issued share capital.

As a consequence, the current total shareholding in Xstrata of Capital Group is 18,690,782 ordinary shares of US$0.50 each, representing 2.96% of Xstrata's ordinary issued share capital. (For information the previously disclosed shareholding of the Capital Group of companies was 3.99%).

Ends

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 17 May 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 16 May, 2005 Batiss purchased 400,000 ordinary shares of USD 0.50 each in Xstrata at 927.1400 pence per share.

The purchase represents approximately 0.06 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 5,671,726 shares, representing 0.90 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 19 May 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 18 May, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 944.87 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 6,771,726 shares, representing 1.07 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

PURCHASE OF SHARES BY BATISS INVESTMENTS

Zug, 23 May, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 20 May, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 947.93 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 8,021,726 shares, representing 1.27 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 24 May, 2005

Xstrata plc (" **Xstrata**") announces that it was advised by Batiss Investments Limited (" **Batiss**") yesterday that on 23 May, 2005 Batiss purchased 400,000 ordinary shares of USD 0.50 each in Xstrata at 957.5797 pence per share.

The purchase represents approximately 0.06 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 8,421,726 shares, representing 1.33 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

26 May, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 25 May, 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 960.3125 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 8,621,726 shares, representing 1.36 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Xstrata announces that it was advised by Batiss Investments Limited yesterday that on 31 May, 2005 Batiss purchased 150,000 ordinary shares of USD 0.50 each in Xstrata at 984.9833 pence per share.

The purchase represents approximately 0.02 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 8,771,726 shares, representing 1.39 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 2 June, 2005 Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 1 June, 2005 Batiss purchased 90,000 ordinary shares of USD 0.50 each in Xstrata at 984.2776 pence per share.

The purchase represents approximately 0.01 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 8,961,726 shares, representing 1.40 per cent. of Xstrata's issued ordinary share capital.

ends

xstrata technology

NEWS RELEASE

Brisbane, 6 June 2005

XSTRATA TECHNOLOGY LAUNCHES ALBION PROCESS TECHNOLOGY

Xstrata Technology, together with Highlands Pacific, has formed a partnership with Core Resources to market its Australian-developed Albion Process technology. Xstrata and Highlands will retain ownership of the intellectual property for the technology.

The Albion Process uses atmospheric leaching after ultrafine grinding to recover base and precious metals from refractory ores. It was developed over 12 years of research and piloting at Xstrata's Hydrometallurgical Research Laboratories (previously owned by MIM) at Albion in Brisbane.

General Manager of Xstrata Technology Joe Pease said:
"Base and precious metals are increasingly sourced from refractory ores. The Albion Process offers a simple, robust and substantially more cost effective solution for many refractory ores than alternate processes such as roasting, pressure or bacterial oxidation.

"Xstrata is a strong supporter of its Australian based technology business, which successfully markets smelting, refining, grinding and flotation technology around the world. We believe the best way to support further development of technology is to make it commercially available and believe the Albion Process will have a wide commercial appeal, given the clear competitive advantages it offers."

Co-developer of the Albion Process technology, Highlands Pacific, is also a participant in the new venture. Managing Director Ian Holzberger sees the Albion Process as a step change technology in the treatment of complex and refractory ores. He commented:
"We see a number of applications where the Albion Process can be used by Highlands, and we are very keen to see it brought into commercial use".

To market the technology, Xstrata and Highlands have formed a partnership with Core Resources Pty Ltd, a private resource development and financing company established and run by Jonathan Loraine, who was previously responsible for MIM's technology business.

"Core has the necessary expertise in the technology, as it employs a number of individuals who have been involved with the Albion Process for many years" said Pease.

Further information about the Albion Process is available from a dedicated website: www.albionprocess.com.

Ends

Xstrata contacts

Joe Pease
General Manager Xstrata Technology
Telephone +61 7 3833 8500
Fax +61 7 3833 8555
Email jpease@xstrata.com.au

Mike Hourn
Hydrometallurgy Manager
Xstrata Technology
Telephone +61 7 3262 5926
Email mhourn@xstrata.com.au

Core Resources contacts

Jonathan Loraine or Peter Rohner
Core Resources Pty Ltd
Email info@coreresources.com.au
Web: www.albionprocess.com

About Xstrata Technology

Xstrata Technology is a wholly owned subsidiary of Xstrata plc, a major global diversified mining group, listed on the London and Swiss stock exchanges and headquartered in Switzerland. For further information about Xstrata plc please see www.xstrata.com.

Xstrata Technology develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. These technologies, originally developed for use in own operations, are marketed for use by third parties. The division also provides metallurgical services to both industry customers and within the Xstrata Group.

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Xstrata release: Purchase of Shares by Batiss Investments

Zug, 6 June, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 3 June, 2005 Batiss purchased 400,000 ordinary shares of USD 0.50 each in Xstrata at 1012.72 pence per share.

The purchase represents approximately 0.06 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 9,261,726 shares, representing 1.46 per cent. of Xstrata's issued ordinary share capital.

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Xstrata release: Purchase of Shares by Batiss Investments

8 June, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 7 June, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 1003.218 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 10,461,726 shares, representing 1.65 per cent. of Xstrata's issued ordinary share capital.

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Xstrata release: Purchase of Shares by Batiss Investments

9 June, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 8 June, 2005 Batiss purchased 800,000 ordinary shares of USD 0.50 each in Xstrata at 993.5375 pence per share.

The purchase represents approximately 0.13 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 11,261,726 shares, representing 1.78 per cent. of Xstrata's issued ordinary share capital.

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Xstrata release: Purchase of Shares by Batiss Investments

15 June, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 14 June, 2005 Batiss purchased 303,000 ordinary shares of USD 0.50 each in Xstrata at 1023.0401 pence per share.

The purchase represents approximately 0.05 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 11,834,726 shares, representing 1.87 per cent. of Xstrata's issued ordinary share capital.

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Xstrata release: Purchase of Shares by Batiss Investments

17 June, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 16 June, 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 1050.0000 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 12,575,976 shares, representing 1.99 per cent. of Xstrata's issued ordinary share capital.

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Xstrata release: Purchase of Shares by Batiss Investments

21 June, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 20 June, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1068.0000 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 12,825,976 shares, representing 2.03 per cent. of Xstrata's issued ordinary share capital

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23 June, 2005.

Xstrata plc ("**Xstrata**") announces that it was advised by Batiss Investments Limited ("**Batiss**") yesterday that on 22 June, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1050.3658 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 13,825,976 shares, representing 2.19 per cent. of Xstrata's issued ordinary share capital.

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JOINT NEWS RELEASE

PLANNED MAINTENANCE OF FERROCHROME FURNACES

Rustenburg 24 June 2005

Xstrata Alloys and Merafe Resources confirm the planned temporary suspension of ferrochrome production at seven furnaces at the Boshoek, Rustenburg & Wonderkop operations of the Xstrata Merafe Chrome Venture. The temporary suspensions are required to conduct maintenance on the furnaces and have been planned for the South African winter months when electricity demand and power costs are at their peak.

It is anticipated that five of the furnaces will be brought back into operation after the winter period. A decision regarding the timing of the return to production of the remaining two furnaces will be made in the second half of 2005, taking account of prevailing ferrochrome demand. As a consequence, planned production of the Xstrata Merafe Chrome Venture is expected to reduce by up to 78,000 tonnes in 2005.

In addition, the continued suspension of the two furnaces that form part of the Xstrata's Wonderkop Joint Venture with Samancor will reduce Xstrata's planned 2005 production by a further 27,500 tonnes this year.

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Xstrata Contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Etienne du Preez
Telephone +27 14 590 2356
Mobile +27 14 590 2326
Email edupreez@xstrata.co.za

Note to Editors

Due to the inherent nature of the ferrochrome manufacturing process, a major re-build of a ferrochrome furnace is required approximately every five years of its operational life. Amongst other things, the re-build entails the repair of the shell and the replacement of the protective fire resistant inner lining of the furnace. All other control and protective mechanisms are also checked and, if necessary, repaired or replaced during this process. In addition to this major re-build, a further shut-down for maintenance work on a furnace is usually necessary every two to three years.

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Xstrata release: Purchase of Shares by Batiss Investments

24 June, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 23 June, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 1056.9025 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 14,575,926 shares, representing 2.30 per cent. of Xstrata's issued ordinary share capital.

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Xstrata release: Purchase of Shares by Batiss Investments

28 June, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 27 June, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1039.3641 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 15,775,976 shares, representing 2.49 per cent. of Xstrata's issued ordinary share capital.

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Xstrata File
Number 82-34660

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Xstrata release: Purchase of Shares by Batiss Investments

30 June, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 29 June, 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 1066.8300 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 16,375,976 shares, representing 2.59 per cent. of Xstrata's issued ordinary share capital.

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